Exhibit 99.2

ALAMOS GOLD INC.

THIRD QUARTER 2013 REPORT

September 30, 2013

(Based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

THIRD QUARTER REPORT 2013

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$429,970	$306,056
Short-term investments	3,688	47,654
Available-for-sale securities (note 5)	2,820	10,340
Amounts receivable	10,565	7,647
Advances and prepaid expenses	13,454	3,207
Other financial assets (note 5)	624	1,118
Inventory (note 6)	41,907	42,046

Total Current Assets	503,028	418,068

Non-Current Assets
Other non-current assets (note 6)	2,326	1,058
Exploration and evaluation assets (note 7)	208,467	127,015
Mineral property, plant and equipment (note 8)	193,220	207,715

Total Assets	$907,041	$753,856

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$26,541	$24,874
Dividends payable (note 9)	12,770	—
Income taxes payable	3,612	15,497

Total Current Liabilities	42,923	40,371

Non-Current Liabilities
Deferred income taxes	32,565	38,365
Decommissioning liability (note 10)	13,789	13,934
Other liabilities	569	714

Total Liabilities	89,846	93,384

EQUITY
Share capital (note 11a)	$510,473	$393,752
Warrants	21,667	—
Contributed surplus	23,406	22,606
Accumulated other comprehensive loss	(289)	(1,064)
Retained earnings	261,938	245,178

Total Equity	817,195	660,472

Total Liabilities and Equity	$907,041	$753,856

Commitments and Contingencies (note 13)
Subsequent event (note 14)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2013

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
OPERATING REVENUES	$63,811	$71,281	$228,356	$222,426

MINE OPERATING COSTS
Mining and processing	20,855	15,519	60,618	46,688
Royalties (note 13a)	2,707	3,495	11,370	11,156
Amortization	15,845	12,106	45,241	32,563

	39,407	31,120	117,229	90,407

EARNINGS FROM MINE OPERATIONS	24,404	40,161	111,127	132,019

EXPENSES
Exploration	2,105	729	4,277	5,040
Corporate and administrative	4,071	3,296	17,289	9,419
Share-based compensation (note 11)	3,524	2,830	3,944	6,758

	9,700	6,855	25,510	21,217

EARNINGS FROM OPERATIONS	14,704	33,306	85,617	110,802

OTHER INCOME (EXPENSES)
Finance income	1,016	731	2,334	2,444
Financing expense	(212)	(121)	(688)	(388)
Foreign exchange (loss) gain	(431)	2,263	(7,395)	847
Other (loss) income	(67)	636	(6,991)	1,277

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	15,010	36,815	72,877	114,982

INCOME TAXES
Current tax expense	(8,186)	(11,035)	(34,611)	(26,347)
Deferred tax recovery (expense)	2,425	115	5,800	(8,585)

EARNINGS FOR THE PERIOD	$9,249	$25,895	$44,066	$80,050

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(289)	(798)	(1,893)	(1,285)
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	—	488	2,668	395

COMPREHENSIVE INCOME FOR THE PERIOD	$8,960	$25,585	$44,841	$79,160

EARNINGS PER SHARE (note 11g)
– basic	$0.07	$0.22	$0.35	$0.67
– diluted	$0.07	$0.21	$0.35	$0.66
Weighted average number of common shares outstanding
- basic	127,445,000	120,062,000	127,215,000	119,548,000
- diluted	127,752,000	120,915,000	127,393,000	120,627,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2013

ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited - stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2012	118,383,008	$355,524	$—	$27,861	$(1,080)	$151,245	$533,550
Share-based compensation	—	—	—	3,745	—	—	3,745
Shares issued on exercise of options	2,232,200	33,082	—	(8,650)	—	—	24,432
Dividends	—	—	—	—	—	(24,012)	(24,012)
Earnings	—	—	—	—	—	80,050	80,050
Other comprehensive income (tax impact; nil)	—	—	—	—	(890)	—	(890)

Balance at September 30, 2012	120,615,208	$388,606	$—	$22,956	$(1,970)	$207,283	$616,875

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2013	120,871,408	$393,752	$—	$22,606	$(1,064)	$245,178	$660,472
Share-based compensation	—	—	—	2,710	—	—	2,710
Shares issued in purchase agreements (note 11b)	6,584,380	110,765	—	—	—	—	110,765
Shares repurchased and cancelled (note 11c)	(211,300)	(837)	—	—	—	(1,787)	(2,624)
Shares issued on exercise of options	464,500	6,793	—	(1,910)	—	—	4,883
Dividends	—	—	—	—	—	(25,519)	(25,519)
Warrants issued (note 4a)	—	—	21,667	—	—	—	21,667
Earnings	—	—	—	—	—	44,066	44,066
Other comprehensive income (tax impact; nil)	—	—	—	—	775	—	775

Balance at September 30, 2013	127,708,988	$510,473	$21,667	$23,406	$(289)	$261,938	$817,195

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2013

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$9,249	$25,895	$44,066	$80,050
Adjustments for items not involving cash:
Amortization	15,845	12,106	45,241	32,563
Financing expense	212	121	688	388
Unrealized foreign exchange loss (gain)	41	(1,878)	5,037	(2,074)
Deferred tax (recovery) expense	(2,425)	(115)	(5,800)	8,585
Share-based compensation	3,524	2,830	3,944	6,758
Loss (gain) on sale of securities	—	(426)	6,840	(930)
Other	(84)	(311)	525	(329)
Changes in non-cash working capital:
Fair value of forward contracts	(856)	150	—	150
Amounts receivable	(4,815)	(4,915)	(15,501)	(14,723)
Inventory	(1,384)	(5,492)	(4,725)	(9,020)
Advances and prepaid expenses	2,975	610	(9,081)	(417)
Accounts payable and accrued liabilities, and income taxes payable	3,415	6,326	306	13,278

	25,697	34,901	71,540	114,279

INVESTING ACTIVITIES
Sales of securities	—	2,947	111,116	6,285
Short-term investments (net)	(3,688)	15,436	43,966	23,219
Contractor advances	(1,055)	—	(1,055)	—
Acquisition of Esperanza	(44,663)	—	(44,663)	—
Acquisition of Orsa	(3,403)	—	(3,403)	—
Exploration and evaluation assets	(3,444)	(5,939)	(15,517)	(11,254)
Mineral property, plant and equipment	(9,622)	(8,156)	(26,720)	(29,304)

	(65,875)	4,288	63,724	(11,054)

FINANCING ACTIVITIES
Common shares issued	3,901	9,931	4,883	24,432
Shares repurchased and cancelled	—	—	(2,624)	—
Dividends paid	—	—	(12,749)	(11,950)

	3,901	9,931	(10,490)	12,482

Effect of exchange rates on cash and cash equivalents	(165)	1,724	(860)	1,864

Net increase (decrease) in cash and cash equivalents	(36,442)	50,844	123,914	117,571
Cash and cash equivalents - beginning of the period	466,412	236,198	306,056	169,471

CASH AND CASH EQUIVALENTS - END OF PERIOD	$429,970	$287,042	$429,970	$287,042

Supplemental information:
Interest paid	$—	$—	$—	$—
Interest received	$1,088	$989	$2,292	$2,461
Income taxes paid	$6,427	$5,618	$33,935	$13,530

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2013

ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2013 and 2012

(Unaudited - stated in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico. In addition, the Company owns the Ağ Dağ , Kirazl and Çamyurt gold development projects in Turkey. In 2013, the Company acquired the 100% owned Esperanza Gold Project in the state of Morelos, Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain Gold Project in Oregon, USA, located on the northern extension of the prolific Basin Range of Nevada.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”), and as such do not contain all disclosures required for annual financial statements.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2012. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2013.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company balances and transactions have been eliminated.

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THIRD QUARTER REPORT 2013

The consolidated financial statements include the financial statements of the parent company, Alamos Gold Inc., and its wholly owned subsidiaries as listed below as a September 30, 2013 and 2012:

	Country of Incorporation	Equity Interest
		2013	2012
Alamos Gold Inc.	Canada	—	—
0975064 B.C. LTD.	Canada	100%	—
0975828 B.C. LTD.	Canada	100%	—
Esperanza Resources Corporation	Canada	100%	—
Orsa Ventures Corp.	Canada	100%	—
Esperanza Resources (Cayman)	Cayman Islands	100%	—
Esperanza Exploration (BVI) Inc.	British Virgin Islands	100%	—
Minas de Oro Nacional, S.A. de C.V.	Mexico	100%	100%
Operason S.A. de C.V.	Mexico	100%	100%
Minera Bienvenidos S.A. de C.V.	Mexico	100%	100%
Esperanza Silver de Mexico SA de CV	Mexico	100%	—
Servicios Minera Miacatlán	Mexico	100%	—
Esperanza Silver Peru SAC	Peru	100%	—
Kuzey Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Dogu Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Alamos Eurasia Madencilik AS	Turkey	100%	100%
Esperanza Services Inc.	USA	100%	—
Orsa Minerals Ltd.	USA	100%	—

Accounting Policies in effect January 1, 2013

(i) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interests in other entities, the amendments did not have an impact on the Company’s financial position or performance.

(ii) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The amendments did not have an impact on the Company’s financial position.

(iii) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately

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THIRD QUARTER REPORT 2013

the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The amendments did not have an impact on the Company’s financial position.

(iv) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s organizational structure, the amendments did not have a material impact on the Company’s financial position or presentation.

3. FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

4. ACQUISITIONS

a)	Esperanza Resources Corporation

On August 30, 2013, the Company completed the acquisition of Esperanza Resources Corporation (“Esperanza”), which owns 100% of the Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico.

The transaction did not meet the definition of a business combination, and was therefore accounted for as an acquisition of an asset.

The Company paid a total of CAD$69.4 million (US$65.8 million) cash and issued an aggregate of 7.2 million share purchase warrants in total consideration for acquiring Esperanza. The share purchase warrants have a strike price of CAD$29.48 and a term of five years, expiring August 30, 2018. The share purchase warrants were recorded at fair value on acquisition, with fair value determined by the Black-Scholes option pricing methodology. The key assumptions used in the Black-Scholes model for the share purchase warrants include the following: share price at time of grant - CAD$17.19; risk-free rate – 2.0%; expected dividend yield – 1.16%; expected stock price volatility – 40%; expected life – 5 years

In addition, a third party has a 3% Net Smelter Return Royalty on production from the Esperanza gold project. The total purchase price was $88.1 million, which includes transaction costs of $0.6 million.

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THIRD QUARTER REPORT 2013

The total purchase price of $88.1 million was allocated to the assets acquired based on relative fair values, with the exception of all financial asets acquired, which were recorded at fair value on the date of acquisition.

Assets acquired and liabilities assumed	($000)
Cash	21,762
Available-for-sale investments	3,025
Other current assets less current liabilities	574
Equipment	509
Exploration and evaluation assets	62,222

$88,092

Consideration paid	($000)
Cash	65,778
Issuance of warrants	21,667
Transaction costs	647

$88,092

b)	Orsa Ventures

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), which owns the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada.

The transaction did not meet the definition of a business combination, and was therefore accounted for as an acquisition of an asset.

The Company paid CAD$3.5 million (US$3.4 million) cash in consideration for acquiring Orsa. The total purchase price was $3.5 million, including transaction costs of $0.1 million. The purchase price was allocated to exploration and evaluation assets, as Orsa did not have any other significant assets or liabilities.

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	September 30, 2013	December 31, 2012
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	433,658	353,710
Derivative instruments designated as FVTPL (2)	624	1,118
Available-for-sale securities(3)	2,820	10,340
Loans and receivables(4)	10,565	7,647
Derivative contracts designated as FVTPL(5)	—	—
Other financial liabilities (6)	(43,139)	(40,662)

(1)	Includes cash of $253,724 million (December 31, 2012 - $141.4 million), cash equivalents of $176,246 million (December 31, 2012 – $164.6 million) and short-term investments of $ 3,688 (December 31, 2012 – $47.7 million).
(2)	Includes the Company’s investment in the warrants of a publicly traded company. During the nine-month period ended September 30, 2013, a $0.5 million loss was recorded in other income on the revaluation of the warrants (nine-month period ended September 30, 2012 - $0.4 million gain).

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THIRD QUARTER REPORT 2013

(3)	Includes the Company’s investment in common shares of publicly traded companies.
(4)	As permitted by Mexican tax law, the Company offset $13.8 million of Mexican value-added tax receivables against its current taxes payable liability in 2013 (December 31, 2012 - $16.4 million) which is not reflected in the Consolidated Statements of Cash Flows. Advances and prepaid expenses contain non-financial assets and include $9.0 million of withholding taxes.
(5)	Includes dual currency notes and foreign currency forward contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated statements of financial position.
(6)	Includes all other accounts payable and accrued liabilities, dividends payable, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value approximates carrying value as at September 30, 2013 and December 31, 2012.

b)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At September 30, 2013, the Company had an outstanding contract to deliver $5 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at December 12, 2013, with CAD:USD rate 1.03:1. The mark-to-market gain associated with this contract as at September 30, 2013 was nominal (December 31, 2012 – nil). This foreign currency forward contract is not designated as a hedge for accounting purposes.

As at September 30, 2013, the Company had no outstanding gold forward contracts. At September 30, 2013, the Company had no outstanding dual currency notes.

6. INVENTORY

	September 30, 2013	December 31, 2012
	($000)	($000)
Precious metals dore and refined precious metals	7,011	8,640
In-process precious metals	13,876	14,785
Ore in stockpiles	2,326	1,058
Parts and supplies	21,020	18,621

	44,233	43,104
Less: Non-current portion	(2,326)	(1,058)

	$41,907	$42,046

The amount of inventory charged to operations as mining and processing costs during the three and nine-month periods ended September 30, 2013 was $20.5 million and $60.7 million, respectively (three and nine-month periods ended September 30, 2012 - $16.0 million and $49.3 million, respectively). The amount of inventory charged to operations as amortization in the three and nine-month periods ended September 30, 2013 was $13.3 million and $39.5 million, respectively (three and nine-month periods ended September 30, 2012 - $10.4 million and $27.4 million, respectively).

7. EXPLORATION AND EVALUATION ASSETS

The Company classifies the Aği Daği, Kirazl , and Çamyurt Projects in Turkey and the Esperanza Gold Project in Mexico as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

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THIRD QUARTER REPORT 2013

The following is a continuity of the Company’s exploration and evaluation assets for the nine-month period ended September 30, 2013.

	Mexico	Turkey	Other	Total
	($000)	($000)	($000)	($000)
Cost as at December 31, 2012	—	127,015	—	127,015
Additions	689	14,828	—	15,517
Acquisitions (note 4)	62,222	—	3,713	65,935

Cost as at September 30, 2013	62,911	141,843	3,713	208,467

8. MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated nine year remaining mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

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The following is a continuity of the Company’s mineral property, plant and equipment for the nine-month period ended September 30, 2013.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2013	$214,167	$3,846	$2,565	$220,578	$152,496	$373,074
Additions	11,752	1,364	5,705	18,821	7,899	26,720
Transfers from construction in progress	—	—	—	—	—	—

Cost as at September 30, 2013	$225,919	$5,210	$8,270	$239,399	$160,395	$399,794

Accumulated amortization and impairment as at January 1, 2013	$114,145	$1,825	$—	$115,970	$49,389	$165,359
Amortization expense	13,312	885	—	14,197	27,018	41,215

Accumulated amortization and impairment as at September 30, 2013	$127,457	$2,710	$—	$130,167	$76,407	$206,574

Net book value as at September 30, 2013	$98,462	$2,500	$8,270	$109,232	$83,988	$193,220

Net book value as at December 31, 2012	$100,022	$2,021	$2,565	$104,608	$103,107	$207,715

9. DIVIDENDS

Nine months ended September 30, 2013
($000)
Paid during the period	$12,749
Declared and payable	12,770

25,519

Weighted average number of common shares outstanding (basic)	127,215,000
Dividend per share	$0.20

10. DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

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THIRD QUARTER REPORT 2013

A continuity of the decommissioning liability is as follows:

Nine months ended September 30, 2013
($000)
Obligations at beginning of period	13,934
Payments made against the liability	(833)
Accretion of discounted cash flows	688

Obligations at end of period	$13,789

11. SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at December 31, 2012	120,871,408	393,752
Shares issued in connection with share purchase agreements (b)	6,584,380	110,765
Shares repurchased and cancelled (c)	(211,300)	(837)
Exercise of stock options	464,500	4,883
Transfer from contributed surplus to share capital for stock options exercised	—	1,910

Outstanding at September 30, 2013	127,708,988	$510,473

b)	Share purchase agreements

On January 14, 2013, the Company announced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). In connection with the Offer, in January 2013, the Company issued 6,584,380 common shares pursuant to share purchase agreements entered into between Alamos and certain current and former shareholders of Aurizon for the purchase of 23,507,283 common shares of Aurizon. On March 19, 2013, the Company terminated the Offer and Aurizon was subsequently acquired by Hecla Mining Corporation.

c)	Normal Course Issuer Bid

On April 25, 2013, the Company announced the intention to repurchase shares through a Normal Course Issuer Bid (“NCIB”). The NCIB permits the Company to purchase for cancellation up to 10% of the public float in its Common Shares (“Shares”), or 11,373,316 shares. The NCIB commenced on April 30, 2013 and concludes on the earlier of the date on which purchases under the bid have been completed and April 30, 2014. Any purchases under the NCIB will be made through the facilities of the TSX. Alamos may purchase up to 94,061 Shares during any trading day, which is 25% of the Company’s average daily trading volume of 376,244 Shares for the most recently completed six calendar months. During the nine-month period ended September 30, 2013, the Company repurchased and cancelled 211,300 common shares for a total purchase price of $2.6 million, including transaction costs. Of the $2.6 million paid, $0.8 million was recognized as a reduction to share capital, with the remaining $1.8 million recognized as a charge to retained earnings.

d)	Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

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Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the nine-month period ended September 30, 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2012	4,660,300	$14.40
Granted	857,200	15.10
Exercised	(464,500)	10.88
Forfeited	(348,800)	15.09

Outstanding at September 30, 2013	4,704,200	$14.83

The weighted average share price at the date of exercise for stock options exercised in the nine-month period ended September 30, 2013 was CAD$16.55 (for the nine-month period ended September 30, 2012 – CAD$18.93).

For the nine-month period ended September 30, 2013, the Company granted 857,200 incentive stock options at a weighted average exercise price at CAD$15.10, compared to 840,000 stock options granted at an exercise price at CAD$16.30 in the nine-month period ended September 30, 2012.

The fair value of stock options granted during the nine-month period were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the nine-month period ended:	September 30, 2013	September 30, 2012
Weighted average share price at grant date	$15.10	$16.30
Risk-free rate	1.02%-1.43%	1.0%-1.2%
Expected dividend yield	1.3%-1.4%	1.04%
Expected stock price volatility (based on historical volatility)	40%-50%	40%-51%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of stock options granted	$4.70	$5.48

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at September 30, 2013, 3,372,000 stock options were exercisable. The remaining 1,332,200 outstanding stock options vest over the following three years.

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Stock options outstanding and exercisable as at September 30, 2013:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$8.01 - $10.00	130,000	9.80	0.69	130,000	9.80
$10.01 - $14.00	100,000	13.04	1.39	100,000	13.04
$14.01 - $15.00	2,987,000	14.62	2.10	2,862,000	14.62
$15.01 - $17.50	1,487,200	15.80	4.17	280,000	16.30

	4,704,200	$14.83	2.70	3,372,000	$14.53

e)	Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARs granted prior to May 31, 2012 vest 20% on the date of grant, and 20% at each six-month interval following the date of grant. Vesting provisions in the SARs Plan were amended effective May 31, 2012. All grants subsequent to this amendment are subject to vesting of 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense or recovery to share-based compensation in the Statements of Comprehensive Income. As at September 30, 2013, the SARs liability was $4.0 million compared to $3.8 million at December 31, 2012. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

The following is a continuity of the changes in the number of SARs outstanding for the nine-month period ended September 30, 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2012	1,530,680	$17.55
Granted	781,800	14.75
Exercised	(4,300)	15.49
Forfeited	(185,880)	18.31

Outstanding at September 30, 2013	2,122,300	$16.46

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The fair value of SARs granted during the nine-month period were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the nine-month period ended:	September 30, 2013	September 30, 2012
Weighted average share price at grant date	$14.75	$18.48
Risk-free rate	1.00%-1.72%	1.0% -1.6%
Expected dividend yield	1.2%-1.6%	0.65% -1.04%
Expected stock price volatility (based on historical volatility)	41%-61%	41%-64%
Expected life, based on terms of the grants (months)	30-60	20-60
Weighted average per share fair value of SARs granted	$4.68	$6.65

Stock appreciation rights outstanding and exercisable as at September 30, 2013:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$11.00 - $13.00	167,500	$12.76	4.53	—	—
$13.01 - $15.00	40,000	$14.14	4.59	—	—
$15.01 - $17.00	989,800	$15.61	3.56	268,300	$15.82
$17.01 - $19.00	565,000	$17.50	3.23	400,330	$17.33
$19.01 - $21.00	360,000	$19.11	4.00	120,000	$19.11

	2,122,300	$16.46	3.64	788,630	$17.09

f)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

In 2013, the Company’s Board approved a cash-settled RSU plan available to its officers, employees and consultants, and a DSU plan available to its directors. Under the RSU plan, each RSU has a value equivalent to one common share of the Company. RSUs vest on December 31 of the year of the third anniversary of the grant and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to share-based compensation expense. Compensation expense for RSUs incorporate an estimate for expected forfeitures.

During the nine-month period ended September 30, 2013, the Company granted 393,800 RSUs. As at September 30, 2013, there are 387,300 RSUs outstanding, for a liability of $0.4 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

Under the DSU plan, Directors can elect to receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Directors must receive fifty percent of their annual retainer in the form of DSUs until such time that the minimum share ownership requirements have been met. Each DSU has the same value as one common share of the Company. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

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During the nine-month period ended September 30, 2013, the Company granted 41,800 DSUs. As at September 30, 2013, there are 41,800 DSUs outstanding, with a corresponding liability of $0.7 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

g)	Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Earnings for the period (000)	$9,249	$25,895	$44,066	$80,050
Weighted average number of common shares outstanding	127,445,000	120,062,000	127,215,000	119,548,000

Basic earnings per share	$0.07	$0.22	$0.35	$0.67

Dilutive effect of stock options outstanding	307,000	853,000	178,000	1,079,000
Dilutive effect of share purchase warrants	—	—	—	—

Diluted weighted average number of common shares outstanding	127,752,000	120,915,000	127,393,000	120,627,000

Diluted earnings per share	$0.07	$0.21	$0.35	$0.66

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12. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three main geographic areas: Canada, Mexico and Turkey.

	September 30, 2013			December 31, 2012
	Non-current Assets	Assets	Liabilities	Non-current Assets	Assets	Liabilities
As at	($000)	($000)	($000)	($000)	($000)	($000)
Mexico	257,048	406,508	67,386	207,581	414,632	88,005
Turkey	142,506	151,761	713	127,662	140,126	719
Canada	746	344,608	21,464	545	199,098	4,660
Other	3,713	4,164	283	—	—	—

Total	404,013	907,041	89,846	335,788	753,856	93,384

	Nine months ended September 30, 2013		Nine months ended September 30, 2012
	Revenues	Earnings (loss)	Revenues	Earnings (loss)
	($000)	($000)	($000)	($000)
Mexico	228,356	75,967	222,426	94,776
Turkey	—	(2,067)	—	(3,466)
Canada	—	(29,520)	—	(11,260)
Other	—	(314)	—	—

Total	228,356	44,066	222,426	80,050

13. COMMITMENTS AND CONTINGENCIES

a) Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2013, the royalty was paid or accrued on approximately 1,162,000 ounces of applicable gold production. Royalty expense for the three and nine-month periods ended September 30, 2013 was $2.7 million and $11.4 million respectively (three and nine-month periods ended September 30, 2012: $3.5 million and $11.2 million).

A third party has a 2% Net Smelter Return Royalty on production from the Company’s Ağ Dağ project. The Company has not recorded an accrual for this royalty at September 30, 2013 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at September 30, 2013, as the project is not in production.

b) Mulatos Town Relocation

The Company enters into temporary occupation agreements with the Ejido and non-Ejido members in Mexico and is also in negotiations with Ejido and non-Ejido members to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can be challenging and uncertain. There

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are financial and other considerations associated with the negotiating process, and failure to reach agreement could result in significant downtime and associated costs, or suspension of operations and loss of production.

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.4 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.2 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at September 30, 2013. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During 2008, the Company, through its wholly-owned subsidiaries, entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million (based on current exchange rates) which has not been accrued as at September 30, 2013, is payable once the land has been vacated and transferred to the Company. The probability and timing of this additional payment is currently uncertain.

In 2010, the Mulatos Ejido filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. In June 2012, the Agarian Unitary Court issued a judgement in which it ruled that the Company’s wholly-owned subsidiary has been completely discharged of all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. In August 2012, the Mulatos Ejido filed an appeal with the Federal Courts. On April 2, 2013, the Federal Court issued a resolution formally dismissing the Ejido appeal, such that this matter is now final and not subject to further appeal.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

c) Quartz Mountain Property – Option Agreement

As part of the acquisition of Orsa, the Company inherited an option agreement with Seabridge Gold Inc. (“Seabridge”) whereby Seabridge’s wholly-owned subsidiary, Seabridge Gold Corporation (“SGC”) granted the Company the exclusive option to earn a 100% interest in the Quartz Mountain Gold Property (“Quartz Mountain”) and all of SGC’s undivided 50% beneficial joint venture interest in the adjacent Angel’s Camp Gold Property (“Angel’s Camp”), together, the “Properties”. Both properties are located in Lake County, southern Oregon on the northern extension of the Basin and Range Province of Nevada. Both properties are subject to underlying royalties.

The principal terms under the Option Agreement remain wherein Orsa will:

•	Pay SGC an additional CAD$2,000,000 cash or, at Seabridge’s election, issue the equivalent value of its common shares, eighteen (18) months following the Final Acceptance Date. The Company made this payment on October 23, 2013.

•	Deliver to Seabridge a National Instrument 43-101 – Standards of Disclosure for Mineral Projects compliant feasibility study (the “Feasibility Study”) in respect of the property no later than the date it makes the decision to bring a mine on the property into production.

•	Pay SGC an additional CAD$3,000,000 in cash or, at Seabridge’s election, issue the equivalent value of its common shares, within five business days of the completion of the Feasibility Study.

•	Within 10 business days of determining that a mine on the Properties has been permitted and bonded, give notice thereof to Seabridge. Within 30 days of the Company giving such notice,

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Seabridge must elect to receive a lump sum payment of CAD$15,000,000 or accept a two percent Net Smelter Returns Royalty in respect of the properties. If Seabridge has elected to receive the additional cash consideration of $15,000,000, the Company must make the payment on or before the 60th day after the Company has determined that the mine has been permitted and bonded.

•	Upon completion of the above requirements, the Company will have exercised the options and will acquire all of SGC’s interests in Quartz Mountain and Angel’s Camp, and will assume all of its obligations under the underlying agreements relating to the properties.

•	The Agreement provides that the Company may terminate its interest in either the Quartz Mountain or Angel’s Camp option separately, however termination of either option will not affect the consideration payable to exercise the remaining option.

14. SUBSEQUENT EVENT

On September 8, 2013, the Executive Branch of the Mexican government presented its 2014 Tax Reform bill to Congress with a proposed effective date of January 1, 2014. On October 18, 2013 the Mexican House of Representatives (Lower House of Congress) approved the bill with certain amendments. On October 29, 2013, the Tax Commission of the Senate (Upper House of Congress) approved the tax reform bill and final Senate approval is expected shortly.

The tax reform includes significant changes as follows:

•	Special Mining Duty - As per the approved reform by the House of Representatives, the owners of mining titles and concessions would pay an annual mining duty of 7.5% of the profit derived from the revenues from extractive activities less certain deductions, with the exception of (i) Interests, (ii) annual inflation adjustment and (iii) any cash received on loans, future capital increases, or capital increases.

•	New Extraordinary Mining Duty - This duty would be applicable to the sales of gold, silver and platinum over a fiscal year and it is proposed to be a 0.5% rate of revenue.

•	Additional Mining Duty - The Additional Mining Duty consists of a 50% increase in the duties per hectare for concessions not explored nor exploited during two continuous years during the first 11 years of obtaining the concession. Furthermore, there would be a 100% increase in the duties per hectare for concessions not being explored or exploited during a continuous 2 year period starting on year 12 of the concession. A new 10% dividend withholding tax to be levied on payments to individuals or foreign shareholders. It is applicable to dividends arising from profits starting in 2014 and going forward. Treaty Benefits are expected to be applicable since it is considered as a withholding tax rather than a corporate tax.

•	Approved the 30% corporate income tax rate to be permanent, eliminating the previoulsly announced rate reductions to 28%.

•	Immediate Deduction of fixed assets is eliminated.

•	The Single Rate Tax Law (IETU) is to be abolished.

The Company is currently reviewing the final legislation and is evaluating its impact.

20	ALAMOS GOLD INC.